                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                         ON STAGE ENTERTAINMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, Par Value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  68219Q 10 6
                        ------------------------------
                                 (CUSIP Number)

                               October 12, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 68219Q 10 6
           ------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Imperial Credit Industries, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             2,006,122
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          2,006,122
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      2,006,122(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      16.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      CO
------------------------------------------------------------------------------

(1) Includes 1,431,122 shares of Common Stock held by Imperial Credit Commercial Mortgage Investment Corp. ("ICCMIC"), a wholly-owned subsidiary of Imperial Credit Industries, Inc. ("ICII"), and 325,000 shares of Common Stock issuable upon the exercise of a warrant granted to ICCMIC. On October 12, 2000, ICCMIC acquired 4,061,122 shares of Common Stock and, immediately following such acquisition, sold 2,630,000 of such shares to an executive officer of the issuer, leaving ICCMIC with the 1,431,122 shares of Common Stock referenced above. Also includes 250,000 shares of Common Stock issuable upon the exercise of a warrant granted to Imperial Capital Group, LLC (the "LLC"), a limited liability company in which ICII has a 60% interest. ICII disclaims beneficial ownership of the shares of Common Stock held by the LLC.

  CUSIP NO. 68219Q 10 6
           ------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Imperial Credit Commercial Mortgage Investment Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      Maryland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          --
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             1,756,122
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          --
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          1,756,122
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,756,122(1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
10.
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.

      15.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      CO
------------------------------------------------------------------------------

(1) Includes 1,431,122 shares of Common Stock held by ICCMIC and 325,000 shares of Common Stock issuable upon the exercise of a warrant granted to ICCMIC. On October 12, 2000, ICCMIC acquired 4,061,122 shares of Common Stock and, immediately following such acquisition, sold 2,630,000 of such shares to an executive officer of the issuer, leaving ICCMIC with the 1,431,122 shares of Common Stock referenced above.

Item 1(a).  Name of Issuer:

     On Stage Entertainment, Inc.

Item 1(b).  Address of issuer's Principal Executive Offices:

     4625 W. Nevso Drive
     Las Vegas, Nevada 89103

Item 2(a).  Name of Person Filing:

     This Schedule 13G is filed by Imperial Credit Industries, Inc. ("ICII") and Imperial Credit Commercial Mortgage Investment Corp., a wholly-owned subsidiary of ICII ("ICCMIC") (individually or collectively, the "Reporting Persons").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

     Each Reporting Person's address is 23550 Hawthorne Blvd., Bldg. #1, Torrance, California 90505.

Item 2(c).  Citizenship:

     ICII's citizenship is California; ICCMIC's citizenship is Maryland.

Item 2(d).  Title of Class of Securities:

     Common Stock, Par Value $.01 Per Share

Item 2(e).  CUSIP Number:

     68219Q 10 6

Item 3.     If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

     (a)  [ ]  Broker or Dealer registered under section 15 of the Act
     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act
     (c)  [ ]  Insurance company as defined in section 3(a)(19) of the Act
     (d) [ ] Investment company registered under section 8 of the Investment Company Act
     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box.    [X]

Item 4.     Ownership.

     The beneficial ownership of the Company's Common Stock by each Reporting Person is as follows:

     ---------------------------------------------------------------------------------------------
                                                       ICII             ICCMIC
     ---------------------------------------------------------------------------------------------
     Sole Power to Vote
     ---------------------------------------------------------------------------------------------
     Shared Power to Vote                         2,006,122 (1)       1,756,122
     ---------------------------------------------------------------------------------------------
     Sole Power to Dispose
     ---------------------------------------------------------------------------------------------
     Shared Power to Dispose                      2,006,122 (1)       1,756,122
     ---------------------------------------------------------------------------------------------
     Total Shares Beneficially Owned                                  1,756,122
     ---------------------------------------------------------------------------------------------
     % of Class                                                            15.1%
     ---------------------------------------------------------------------------------------------

     (1) Includes 1,431,122 shares of Common Stock held by Imperial Credit Commercial Mortgage Investment Corp. ("ICCMIC"), a wholly-owned subsidiary of Imperial Credit Industries, Inc. ("ICII"), and 325,000 shares of Common Stock issuable upon the exercise of a warrant granted to ICCMIC. On October 12, 2000, ICCMIC acquired 4,061,122 shares of Common Stock and, immediately following such acquisition, sold 2,630,000 of such shares to an executive officer of the issuer, leaving ICCMIC with the 1,431,122 shares of Common Stock referenced above. Also includes 250,000 shares of Common Stock issuable upon the exercise of a warrant granted to Imperial Capital Group, LLC (the "LLC"), a limited liability company in which ICII has a 60% interest. ICII disclaims beneficial ownership of the shares of Common Stock held by the LLC.

Item 5.   Ownership of Five Percent or less of a Class.

     Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the
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control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Pursuant to Rule 13d-1(k)(1), the undersigned agree that this statement is filed on behalf of each of them and further agree that no person shall be responsible for the completeness or accuracy of the information concerning the other person making this filing, unless such person knows or has reason to believe that such information is inaccurate.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        IMPERIAL CREDIT INDUSTRIES, INC.

Date:  October 20, 2000                 By:  /s/ Irwin L. Gubman
                                             -------------------
                                             Irwin L. Gubman
                                             General Counsel

                                        IMPERIAL CREDIT COMMERCIAL MORTGAGE
                                        INVESTMENT CORP.
Date:  October 20, 2000

                                        By:  /s/ Irwin L. Gubman
                                             -------------------
                                             Irwin L. Gubman
                                             Secretary